UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32379

SOTHERLY HOTELS INC.

(Exact name of registrant as specified in its charter)

20 Huling Ave.

Memphis, Tennessee 38103

(901) 346-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.0% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value

7.875% Series C Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value

8.25% Series D Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

•	8.0% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value: 39 holders

•	7.875% Series C Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value: 38 holders

•	8.25% Series D Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value: 38 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Sotherly Hotels Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SOTHERLY HOTELS INC.
Date: April 21, 2026
	By:	/s/ Zach Schmidt
Name: Zach Schmidt
Title: Chief Executive Officer